SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 15, 2009

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __ No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

Enclosure: Press release **ANGLOGOLD ASHANTI DISTRIBUTES NOTICE OF ANNUAL GENERAL MEETING**



AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485 \ NYSE symbol: AU \ JSE share code: ANG

Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

15 April 2009

ANGLOGOLD ASHANTI DISTRIBUTES NOTICE OF ANNUAL GENERAL MEETING

AngloGold Ashanti distributed to its shareholders on Thursday, 9 April 2009, its notice of annual general meeting to be held on Friday, 15 May 2009 at 11:00 South African time, at The Auditorium, 76 Jeppe Street, Newtown, Johannesburg, South Africa.

A copy of the notice of annual general meeting, complete with proxy and voting instruction forms is also available on the company's website under the following link:

http://www.anglogoldashanti.co.za/NR/rdonlyres/AA1E1F08-4DAF-4690-B4CB-D5C7D8B21AEE/0/AGANoticeofmeetingwithproxyandvoting.pdf

ENDS

Contacts

	Tel:	Mobile:	E-mail:
Lynda Eatwell	+27 (0) 11 637 6128	+27 (0) 83 4485640	leatwell@AngloGoldAshanti.com
Stewart Bailey (USA)		+1 646 717-3978	sbailey@AngloGoldAshanti.com
Joanne Jones (Media)	+27 (0) 11 637- 6813	+27 (0) 82 896 0306	jjones@AngloGoldAshanti.com

Certain statements made in this communication, including, without limitation, those concerning AngloGold Ashanti's strategy to reduce its gold hedging position including the extent and effects of the reduction, the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti's exploration and production projects and completion of acquisitions and dispositions, AngloGold Ashanti's liquidity and capital resources, including its intentions and ability to refinance its $1 billion convertible bond, and expenditure and the outcome and consequences of any pending litigation proceedings, contain certain forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2008, which was distributed to shareholders on 27 March 2009. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today's date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

AngloGold Ashanti posts information that is important to investors on the main page of its website at *www.anglgoldashanti.com* and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: April 15, 2009

By: /s/ L Eatwell
Name: L EATWELL
Title: Company Secretary